UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Information contained in this Current Report on Form 6-K

Amendments to Memorandum

On February 27, 2026, Wetour Robotics Limited (the “Company”) held an extraordinary general meeting at which shareholders passed an ordinary resolution approving the consolidation of the authorised, issued, and outstanding shares of par value US$0.0001 each in the share capital of the Company (the “Shares”) at a ratio within a range of not less than 2:1 and not greater than 100:1, with the exact ratio and effective date to be determined by the directors of the Company (the “Shareholder Approval”).

Pursuant to the Shareholder Approval, the directors of the Company passed unanimous written resolutions on July 6, 2026 to effect a consolidation of the Shares on a 100:1 ratio with effect from August 3, 2026 (the “Share Consolidation”). The Share Consolidation was effectuated with Nasdaq on August 3, 2026.

To reflect the Share Consolidation, the Company filed the amended and restated memorandum and articles of association (“M&A”) with the Cayman Islands Registrar of Companies on August 5, 2026. A copy of the M&A is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960) and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Wetour Robotics Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

Date: September 4, 2026	By:	/s/ Nan Zheng
	Name:	Nan Zheng
	Title:	Chief Executive Officer

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